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                                                                    Exhibit 99.1

[VIVENDI UNIVERSAL LOGO]




                 VIVENDI UNIVERSAL ISSUES STATEMENT ON ELEKTRIM




PARIS, SEPTEMBER 4, 2003 - After the publication of press articles about Elektrim that contain erroneous information, Vivendi Universal (PARIS BOURSE: EX FP; NYSE: V) would like to reiterate the following details, which are provided in the Vivendi Universal 2002 Document de Reference (pages 313 and 314, 406 and
407) and in the 2002 Form 20-F (page F-80):

     1) Since December 1999, Vivendi Universal has held a 49% interest in Elektrim Telekomunikacja (ET), with Elektrim SA holding the remaining 51% until September 3, 2001;
     2) On September 3, 2001, an agreement concerning the shareholding and management of ET was signed by Vivendi Universal and Elektrim. This agreement had no impact on Vivendi Universal's ownership or control interest in ET, which is unchanged at 49%. Investment company Ymer has since acquired a 2% equity interest in ET from Elektrim;
     3) Ymer is a company independent from Vivendi Universal, which does not own it nor control it, directly or indirectly. VU is by no means committed to acquire the shares owned by Ymer. Similarly, Ymer has neither a right, or obligation to sell those shares to Vivendi Universal and is free to sell them to a third party at any time.




Contacts:

MEDIA
PARIS
Antoine Lefort
+33 (1).71.71.1180
Agnes Vetillart
+33 (1).71.71.3082
Alain Delrieu
+33 (1).71.71.1086